Exhibit 99.1

2025 CORPORATE CALENDAR

Maranello (Italy), 17 January 2025 - Ferrari N.V. (the “Company”) (NYSE/EXM: RACE) announced today the following corporate calendar for year 20251:

Earnings Releases

4 February 2025 - Group results for 4th quarter and full-year 2024
6 May 2025 - Group results for 1st quarter 2025
31 July 2025 - Group results for 2nd quarter 2025
4 November 2025 - Group results for 3rd quarter 2025

A conference call for financial analysts is also planned on the date of each earnings release. Listen only live webcasts of the presentations as well as related materials will be accessible on the Company’s corporate website (https://www.ferrari.com/en-EN/corporate).

The Annual General Meeting for the approval of the Company’s 2024 financial statements is scheduled for 16 April 2025.

The 2025 corporate calendar is available on the Company’s corporate website (https://www.ferrari.com/en-EN/corporate).

For further information:
Ferrari Press Office
tel.: +39 0536 949337
Email: media@ferrari.com

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1 The Calendar is consistent with the Company’s practice of providing quarterly financial information.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977